UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 16, 2024

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC
Series A Liberty Live Common Stock	LLYVA	The Nasdaq Stock Market LLC
Series C Liberty Live Common Stock	LLYVK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 16, 2024, Liberty Media Corporation, a Delaware corporation (“Liberty Media”), entered into amendments to (i) the Reorganization Agreement (the “Reorganization Agreement” and such amendment to the Reorganization Agreement, the “Reorganization Agreement Amendment”), dated as of December 11, 2023, with Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Media (“New Sirius”) and Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM Holdings”), and (ii) the Agreement and Plan of Merger (the “Merger Agreement”, such amendment to the Merger Agreement, the “Merger Agreement Amendment”, and the Reorganization Agreement Amendment and Merger Agreement Amendment together, the “Amendments”), dated as of December 11, 2023, with New Sirius, Sirius XM Holdings and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), relating to the split-off of New Sirius, which will own all of the assets and liabilities attributed to the Liberty SiriusXM Group, from Liberty Media (the “Split-Off”) and, following the Split-Off, the combination of New Sirius and Sirius XM Holdings through the merger of Merger Sub with Sirius XM Holdings, with Sirius XM Holdings becoming a wholly owned subsidiary of New Sirius (the “Merger” and, together with the Split-Off, the “Transactions”).

The Amendments, among other things, ratably adjust the exchange ratios in each of the Reorganization Agreement and the Merger Agreement in connection with the Transactions to reduce, by 90%, the total number of outstanding shares of New Sirius common stock, par value $0.001 per share (“New Sirius Common Stock”), immediately following the closing of the Transactions.

These changes to the exchange ratios affect Sirius XM Holdings stockholders and holders of shares of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (“LSXMA”), Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), and Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK” and, together with LSXMA and LSXMB, the “Liberty SiriusXM Common Stock”), uniformly and will not alter any such stockholder’s percentage interest in the outstanding shares of New Sirius Common Stock as of immediately following the closing of the Transactions as compared to what such stockholder’s percentage interest in New Sirius Common Stock would have been without such revisions to the exchange ratios, except to the extent that it results in some stockholders receiving cash in lieu of owning a fractional share of New Sirius Common Stock. These changes to the exchange ratios are intended to preserve the economics of the Transactions announced in December 2023, while reducing the number of shares of New Sirius Common Stock that would be outstanding immediately after the closing of the Transactions. In addition, these changes are expected to more closely align the nominal share price of New Sirius Common Stock immediately after the closing of the Transactions with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off, and increase the nominal price per share of New Sirius Common Stock, which is designed to help improve trading dynamics in the stock and potentially increase its attractiveness to investors.

The Amendments are further summarized below and have been approved by Liberty Media’s Board of Directors, the Special Committee of the Board of Directors of Sirius XM Holdings and Sirius XM Holdings’ Board of Directors. Liberty Media’s Board of Directors has recommended that holders of shares of LSXMA and LSXMB vote in favor of the Split-Off, as it has been amended by the Reorganization Agreement Amendment.

Additionally, in connection with the execution of the Merger Agreement Amendment, Liberty Radio, LLC, a wholly owned subsidiary of Liberty Media that holds a majority of the outstanding shares of Sirius XM Holdings common stock, par value $0.001 per share (“SiriusXM Common Stock”), in its capacity as a stockholder of Sirius XM Holdings, has delivered to Sirius XM Holdings a written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware approving and adopting the Merger Agreement, as amended by the Merger Agreement Amendment, and approving the transactions contemplated thereby. As a result, no meeting of the stockholders of Sirius XM Holdings will be held in connection with the Transactions, as such Transactions have been amended by the Amendments.

The parties are working diligently to complete the Transactions as soon as practicable. We expect the closing to occur in the third quarter of 2024.

Reorganization Agreement Amendment

The Reorganization Agreement Amendment, among other things, (i) revises the definition of the “Exchange Ratio” to multiply the original calculation thereof set forth in the Reorganization Agreement by one tenth (0.1) to implement the reduction in the number of shares of New Sirius Common Stock outstanding immediately following the closing of the Transactions, (ii) revises the restructuring plan contemplated by the Reorganization Agreement to provide for, among other things, the conversion of Sirius XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Sirius XM Holdings, to Sirius XM Radio LLC, a Delaware limited liability company, in accordance with the Delaware General Corporation Law and the Delaware Limited Liability Company Act (the “Conversion”) and (iii) provides that the completion of the Conversion be a condition to the closing of the Split-Off.

Merger Agreement Amendment

The Merger Agreement Amendment, among other things, (i) revises the definition of “SiriusXM Exchange Ratio” under the Merger Agreement to be one-tenth (0.1) of a share of New Sirius Common Stock to implement the reduction in the number of shares of New Sirius Common Stock outstanding immediately following the closing of the Transactions, (ii) entitles record holders of shares of SiriusXM Common Stock immediately prior to the closing of the Merger who would have otherwise been entitled to receive a fractional share of New Sirius Common Stock in the Merger to receive cash in lieu of the issuance of any such fractional share and (iii) provides that the approval of the Conversion by the United States Federal Communications Commission be a condition to the closing of the Merger.

The foregoing descriptions of the Reorganization Agreement Amendment and Merger Agreement Amendment do not purport to be complete and are qualified in their entirety by the full text of the Reorganization Agreement Amendment and Merger Agreement Amendment, respectively, copies of which are filed herewith as Exhibit 10.1 and Exhibit 2.1, respectively, and the terms of which are incorporated by reference herein. Copies of the Reorganization Agreement and the Merger Agreement were filed as Exhibits to the Current Report on Form 8-K filed by Liberty Media on December 12, 2023.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1†	First Amendment to Agreement and Plan of Merger, dated as of June 16, 2024, by and among Liberty Media Corporation, Sirius XM Holdings Inc., Liberty Sirius XM Holdings Inc. and Radio Merger Sub, LLC
10.1†	First Amendment to Reorganization Agreement, dated as of June 16, 2024, by and among Liberty Media Corporation, Sirius XM Holdings Inc. and Liberty Sirius XM Holdings Inc.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Liberty Media hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission (“SEC”); provided, however, that Liberty Media may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the completion of the proposed transaction, proposed trading of New Sirius Common Stock and other matters related to such proposed transaction. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, but not limited to: historical financial information may not be representative of future results; there may be significant transaction costs and integration costs in connection with the proposed transaction (including significant tax liability); the parties may not realize the potential benefits of the proposed transaction in the near term or at all; an active trading market for New Sirius Common Stock may not develop; the uncertainty of the market value of the New Sirius Common Stock; the satisfaction of all conditions to the proposed transaction; the proposed transaction may not be consummated; Liberty Media and Sirius XM Holdings may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the proposed transaction may result in the diversion of management’s time and attention to issues relating to the proposed transaction and integration; unfavorable outcome of legal proceedings that may be instituted against Liberty Media and/or Sirius XM Holdings relating to the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Liberty Media, New Sirius and/or Sirius XM Holdings’ risk profiles, which each company may not be able to mitigate effectively; and other risks and uncertainties detailed in periodic reports that Liberty Media and Sirius XM Holdings file with the SEC. These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and Liberty Media and Sirius XM Holdings expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s or Sirius XM Holdings’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media and Sirius XM Holdings, including their most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media or Sirius XM Holdings subsequently file with the SEC, for additional information about Liberty Media and Sirius XM Holdings and about the risks and uncertainties related to Liberty Media’s and Sirius XM Holdings’ businesses which may affect the statements made in this Current Report on Form 8-K.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media, Sirius XM Holdings or New Sirius. The proposed offer and issuance of shares of New Sirius Common Stock in the proposed transactions will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement of Liberty Media, prospectus of New Sirius, and information statement of Sirius XM Holdings. LIBERTY MEDIA AND SIRIUS XM HOLDINGS STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT FILED WITH THE SEC, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement is declared effective, the proxy statement/prospectus/ information statement and other relevant materials for the proposed transaction will be mailed to all Liberty Media and Sirius XM Holdings stockholders. Copies of these SEC filings will be available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518 or Sirius XM Holdings Inc., 1221 Avenue of the Americas, 35th Floor, New York, New York 10020, Attention: Investor Relations, (212) 584-5100.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LSXMA and LSXMB common stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Board, Robert R. Bennett, Derek Chang, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of the Liberty Board, Gregory B. Maffei, Liberty Media’s President, Chief Executive Officer and Director, and Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management” contained in the proxy statement for Liberty Media’s special meeting of stockholders (the “Liberty Media Proxy Statement”), which was filed with the SEC on March 20, 2024 and is available at: https://www.sec.gov/Archives/edgar/data/1560385/000110465924036725/tm243546-6_prer14a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the Liberty Media Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests will be contained in the Liberty Media Proxy Statement and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

Sirius XM Holdings anticipates that the following individuals will be participants (the “SiriusXM Participants”) in the solicitation of proxies from holders of Liberty Media’s LSXMA and LSXMB common stock in connection with the proposed transaction: Gregory B. Maffei, Chairman of the Sirius XM Holdings Board of Directors, David A. Blau, Eddy W. Hartenstein, Robin P. Hickenlooper, James P. Holden, Evan D. Malone, James E. Meyer, Jonelle Procope, Michael Rapino, Kristina M. Salen, Carl E. Vogel and David Zaslav, all of whom are members of SiriusXM’s Board of Directors, Jennifer Witz, Sirius XM Holdings’ Chief Executive Officer and Director, and Thomas D. Barry, Sirius XM Holdings’ Chief Financial Officer. Information regarding the SiriusXM Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Stock Ownership” contained in Sirius XM Holdings’ definitive proxy statement for its 2024 annual meeting of stockholders (the “2024 Proxy Statement”), which was filed with the SEC on April 8, 2024 and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000908937/000093041324001249/c108366_def14a-ixbrl.htm. To the extent that certain SiriusXM Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the 2024 Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, which are available at: https://www.sec.gov/edgar/browse/?CIK=908937. Additional information regarding certain of the SiriusXM Participants in the proxy solicitation and a description of their interests will be contained in the information statement and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2024

LIBERTY MEDIA CORPORATION

By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Vice President and Assistant Secretary